Pyrophyte Acquisition Corp. II

3262 Westheimer Road, Suite 706

Houston, Texas 77098

July 11, 2025

VIA EDGAR

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Pyrophyte Acquisition Corp. II
Registration Statement on Form S-1
Filed June 27, 2025, as amended
File No. 333-288391

Dear Mr. Holt:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Pyrophyte Acquisition Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on July 14, 2025, or as soon thereafter as practicable.

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Sten Gustafson
Name:	Sten Gustafson
Title:	Chief Financial Officer

cc:	Elliott Smith, Perkins Coie LLP

[Signature Page to Acceleration Request]